Murdock Nutrition Consulting, LLC (the "Company") an Illinois

Company

Financial Statements

For the fiscal year ended December 31, 2022 and December 31, 2023

Balance Sheet	Dec 31, 2022

Assets

Current assets:

Cash and cash equivalents	$2,025.00
Accounts receivable	$0.00
Prepaid expenses and other assets	$0.00
Total current assets	**$2,025.00**
Property and equipment - net	$2,000.00
Total assets	**$4,025.00**

Liabilities and Stockholders' Equity

Current liabilities:

Accounts payable	$0.00
Accrued expenses	$0.00
Deferred revenue and other liabilities	$0.00
Total current liabilities	**$0.00**
Convertible notes (if any)	$0.00
Other long term liabilities	$0.00
Total liabilities	**$0.00**

Stockholders' Equity:

Total value of common stock issued	$4,025.00
Total value of preferred stock issued	$0.00
SAFE - future equity obligation	$0.00
Additional paid-in capital	$0.00
Total stockholders' equity:	**$4,025.00**
Total liabilities and stockholders' equity:	**$4,025.00**

Unbothered Foods

Balance Sheet

As of December 31, 2023

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Wellybellys Checking (1120)	3,405.81
Wellybellys Savings (9815)	3,873.19
Total Bank Accounts	**$7,279.00**
Other Current Assets	
Shopify Clearing Account	26.79
Total Other Current Assets	**$26.79**
Total Current Assets	**$7,305.79**
Fixed Assets	
Accumulated Depreciation	-544.00
Machinery & Equipment	2,722.48
Total Fixed Assets	**$2,178.48**
TOTAL ASSETS	**$9,484.27**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Chase Business Credit Card (8478)	3,105.14
Total Credit Cards	**$3,105.14**
Other Current Liabilities	
Shopify Sales Tax	0.00
Total Other Current Liabilities	**$0.00**
Total Current Liabilities	**$3,105.14**
Long-Term Liabilities	
A4CB loan	17,905.59
Total Long-Term Liabilities	**$17,905.59**
Total Liabilities	**$21,010.73**
Equity	
Owner draws	590.00
Owner investments	9,031.01
Retained Earnings	
Net Income	-21,147.47
Total Equity	**$ -11,526.46**
TOTAL LIABILITIES AND EQUITY	**$9,484.27**

Income Statement	Year Ended Dec, 2022
Revenue - net	$3,313.69
Cost of revenue	$3,477.26
Gross profit/loss	**-$163.57**
Operating expenses	$0.00
Operating profit/loss	**-$163.57**
Other income/expense	$0.00
Net profit/loss	**-$163.57**

Unbothered Foods

Profit and Loss

January - December 2023

	TOTAL
Income	
Sales	16,167.10
Services	12.00
Shopify Discount	-312.84
Shopify Sales	11,799.10
Shopify Shipping Income	785.64
Total Income	**$28,451.00**
Cost of Goods Sold	
Channel Selling Fees	184.50
Cost of goods sold (deleted)	0.00
Material Purchases	12,567.58
Shipping	1,591.48
Shopify Selling Fees	417.21
Total Cost of Goods Sold	**$14,760.77**
GROSS PROFIT	**$13,690.23**
Expenses	
Advertising & marketing	5,452.97
Auto Expenses	1,801.24
Bank charges	103.00
Building & property rent	9,181.02
Business licences	462.69
Contractors	7,595.00
Insurance	592.00
Interest paid	660.16
Legal & accounting services	
Accounting fees	818.00
Legal fees	500.00
Total Legal & accounting services	**1,318.00**
Meals	262.50
Office expenses	
Internet	487.06
Shipping & postage	154.62
Small tools and equipment	40.00
Software & apps	878.90
Total Office expenses	**1,560.58**
Sales Tax Included In Income	197.66
Supplies	2,184.50
Supplies & materials (deleted)	1,998.12
Total Supplies	**4,182.62**
Telephone	357.04

Unbothered Foods

Profit and Loss

January - December 2023

	TOTAL
Travel	567.35
Total Expenses	**$34,293.83**
NET OPERATING INCOME	**$ -20,603.60**
Other Income	
Other income	
Interest earned	0.13
Total Other income	**0.13**
Total Other Income	**$0.13**
Other Expenses	
Depreciation	544.00
Vehicle expenses	
Vehicle gas & fuel	0.00
Total Vehicle expenses	**0.00**
Total Other Expenses	**$544.00**
NET OTHER INCOME	**$ -543.87**
NET INCOME	**$ -21,147.47**

Statement of Cash Flows	Year Ended Dec, 2022
Cash flows from operating activities	$0.00
Cash flows from financing activities	$2,600.00
Cash flows from investing activities	$0.00
Cash at beginning of period	$0.00
Net increase/decrease in cash	**$2,600.00**
Cash at the end of period	**$2,600.00**

Unbothered Foods

Statement of Cash Flows

January - December 2023

	TOTAL
OPERATING ACTIVITIES	
Net Income	-21,147.47
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Shopify Clearing Account	-26.79
Accumulated Depreciation	544.00
Chase Business Credit Card (8478)	3,105.14
Shopify Sales Tax	0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**3,622.35**
Net cash provided by operating activities	**$ -17,525.12**
INVESTING ACTIVITIES	
Machinery & Equipment	-2,722.48
Net cash provided by investing activities	**$ -2,722.48**
FINANCING ACTIVITIES	
A4CB loan	17,905.59
Owner draws	590.00
Owner investments	9,031.01
Net cash provided by financing activities	**$27,526.60**
NET CASH INCREASE FOR PERIOD	**$7,279.00**
CASH AT END OF PERIOD	**$7,279.00**

Statement of Changes in Equity	Year Ended Dec, 2022
Opening Balance	
Net profit/loss	-$163.57
Stock Issued	$4,025.00
Preferred Stock Issued	$0.00
Ending Balance	$4,025.00

Murdock Nutrition Consulting, LLC
Statement of Changes in Equity

Account	2023
Owner Draws	590.00
Owner Investments	9,031.01
Retained Earnings	-
Net Income	(21,147.47)
Total Equity	(11,526.46)

Einstein Studios Inc.
Notes to the Financial Statements
For the fiscal year ended December 31, 2023
$USD

1. ORGANIZATION AND PURPOSE

Murdock Nutrition Consulting, LLC (the "Company") is a corporation organized on July 19, 2022 under the laws of Delaware.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

In December 2022, the Company obtained a $10,000 personal cash infusion from Daniel and Morgan Murdock who are the CEO and wife of the CEO of the Company.

4. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

5. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.